Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

SCBT Financial Corporation

Columbia, South Carolina

We consent to the use of our reports dated March 16, 2011, with respect to the consolidated financial statements of SCBT Financial Corporation and Subsidiary as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, and to the reference to our firm under the caption “Experts” in the registration statement.  Our report dated March 16, 2011, refers to the fact that in 2009 the Company changed its method of accounting for other-than-temporary impairment of debt securities and its method of accounting for business combinations, both as a result of adopting new accounting guidance.

/s/ DIXON HUGHES GOODMAN LLP

Charlotte, North Carolina
February 27, 2012